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18006385

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52908

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dinosaur Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

470 Park Ave South, 9th Floor South
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn Grossman — 212-448-9944
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron, LP
(Name – *if individual, state last, first, middle name*)

88 Froehlich Farm Blvd.	Woodbury	NY	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 05 2018
Washington DC
413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Glenn Grossman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dinosaur Financial Group, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

VENISHA R. FRITH
Notary Public, State of New York
No.01FR6073485
Qualified in Westchester County
Certificate Filed in New York County
Commission Expires 4/22/18

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DINOSAUR FINANCIAL GROUP, LLC
(A wholly-owned subsidiary of Dinosaur Group Holdings, LLC)

DECEMBER 31, 2017

TABLE OF CONTENTS

Marks Paneth LLP
685 Third Avenue
New York, NY 10017
P 212.503.8800
F 212.370.3759
markspaneth.com

MARKS PANETH
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
of Dinosaur Financial Group, L.L.C.
(A wholly-owned subsidiary of Dinosaur Group Holdings, L.L.C.)
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dinosaur Financial Group, L.L.C. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Dinosaur Financial Group, L.L.C. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Dinosaur Financial Group, L.L.C.'s management. Our responsibility is to express an opinion on Dinosaur Financial Group, L.L.C.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Dinosaur Financial Group, L.L.C. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Marks Paneth LLP

We have served as Dinosaur Financial Group, L.L.C.'s independent auditor since 2001.

New York, New York
February 28, 2018

DINOSAUR FINANCIAL GROUP, LLC
(A wholly-owned subsidiary of Dinosaur Group Holding, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS	
Cash	$ 6,277,686
Receivables from clearing firms	3,019,455
Securities owned, at fair value	2,112,073
Property and equipment, net	130,854
Receivable from parent - Dinosaur Group Holdings, LLC	458,141
Receivable from affiliates	416,739
Employee loans and advances	123,335
Prepaid expenses	77,072
Security deposits	237,628
Other assets	42,428
Total assets	$ 12,895,411
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Compensation payable	$ 5,407,371
Accounts payable and accrued expenses	653,106
Securities sold short, at fair value	20,366
Deferred rent	316,176
Payable to affiliate	18,769
Due to clearing firm	128,777
Total liabilities	6,544,565
Commitments and Contingencies	
Member's equity	6,350,846
Total liabilities and member's equity	$ 12,895,411

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Dinosaur Financial Group, LLC (the "Company") is a Delaware limited liability company located in New York, New York, with satellite offices in Miami, Florida. On October 2, 2015, the Company changed its name from Dinosaur Securities, LLC to Dinosaur Financial Group, LLC. The Company is a registered Introducing Broker with the Commodities Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company is also a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). As of April 24, 2015, the Company became a member of the National Association of Securities Dealers Automated Quotations ("NASDAQ"). Operations consist primarily of the execution of securities trades for customers on an agency and riskless-principal basis. The Company clears all customer transactions on a fully disclosed basis through three independent broker dealer clearing firms and three futures commission merchants ("FCM"). The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

Dinosaur Group Holdings, LLC ("DGH") is the parent entity and owns a 100% interest in the following related entities: The Company, DCM Advisors, LLC ("DCM"), Dinosaur Merchant Bank Limited ("UK"), which is a London-based securities broker registered with the Financial Services Authority, and Atlantic Trading & Technical Services, LLC ("AT&TS").

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The Company maintains its accounting records and prepares its financial statement on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America.

Revenue recognition
Certain securities transactions and related revenue and expenses are recorded on a settlement date basis, which does not vary materially from the trade date basis. Revenue from corporate finance fees are recognized when received. Revenue from administrative services is recognized when earned. Revenues from asset based lending are recognized in the month earned. Revenues from brokerage management fees are recognized in the month earned. Revenues from insurance products and mutual funds are recognized when received. Revenue from referral fees are recognized in the month earned.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Use of estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment

Depreciation of fixed assets is provided on a straight-line basis over the estimated useful life of the respective assets.

Income taxes

As a single member LLC, the Company is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statement. The Member of the Company reports the operations of the Company on their tax return. The Member is subject to the New York City Unincorporated Business Tax ("UBT") on the Company's taxable income.

Uncertain tax positions

The Company follows standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for the years before 2014.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Securities are recorded at fair value.

Credit Risk concentration and cash

Cash and concentration of credit risk consists of deposit accounts principally at one bank. Bank deposits are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company may be exposed to credit risk for the amounts of funds held in excess of insurance limits. In assessing this risk, the Company's policy is to maintain cash balances with reputable financial institutions. The Company's uninsured amount at December 31, 2017 was $5,981,862. No losses have been incurred to date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Credit Risk concentration and cash *(continued)*
For the purposes of the financial statement, the Company considers all highly liquid debt instruments with an original maturity of three months or less when acquired to be cash equivalents. The Company held no cash equivalents at December 31, 2017.

During the year 2017, Dinosaur Financial Group referred a deal to Dinosaur Merchant Bank Limited. The Company was paid a substantial referral fee which represented more than 20% of its gross revenue. Under the terms of the revenue allocation agreement between DMBL and the Company, referral fees are calculated after deducting certain expenses incurred by DMBL for generating the income. As of the date of this financial statement, there remains a significant amount of potential additional expenses. Therefore, any potential additional revenue that the Company may be entitled to cannot be determined and as such is not reflected in this financial statement.

Fair Value Measurements
The Company follows the guidance in FASB ASC 820, *Fair Value Measurement.* Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has ability to access. The investments are exchange-traded equity and over-the-counter securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

***Fair Value Measurements** (continued)*

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments.

Recent accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)," ("ASU 2014-09") which superseded current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures.

The Company commenced its evaluation of the impact of this ASU in 2016. This ASU excludes from its scope revenue recognition related to items the Company records as a component of net trading and principal transactions within its consolidated statement of operations. Therefore, this ASU will have no impact on these items. Furthermore, based on the Company's review to date, the Company does not anticipate the new guidance will have a material impact on items it records as a component of Investment Banking, Private Placement or other revenue. The Company will adopt the new guidance on January 1, 2018 using the modified retrospective transition method. The Company expects any cumulative effect adjustment resulting from the application of this method will be immaterial.

3. RECEIVABLES FROM CLEARING FIRMS

At December 31, 2017, the balance due from clearing firms consisted of commissions receivable in the amount of $417,310 and cash balances in the amount of $2,602,145. Commissions consist of both commissions and mark-ups. The Company owed $128,777 in margin balances to one of its clearing firms.

Any Company assets on hand at the clearing brokers serve as collateral for potential defaults of the Company's customers. The Company is subject to credit risk if the clearing brokers are unable to repay balances due or deliver securities in their custody.

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2017:

		Estimated Useful Life
Furniture and fixtures	$ 221,399	7 years
Less: Accumulated depreciation	90,545	
	$ 130,854	

5. COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company could be involved in litigation arising in the normal course of business. In November 2017, the Company was served by the FINRA Office of Dispute Resolution with a statement of claim (the "Claim") in a matter styled Ron Yosef Ben-Zakai and Refua Shlema, LLC vs. Dinosaur Financial Group, L.L.C., RMR Wealth Management, LLC and Philip Rabinovich, FINRA Arbitration Number 17-02952. The Claim alleges breach of fiduciary duty, violation of FINRA Rule 2010, negligence, respondent superior liability and failure to supervise related to a delay in the transfer of certain shares of Neutrotrope, Inc. stock. The Claim seeks compensatory damages and consequential and incidental damages for lost profits, as well as prejudgement interest and attorney's fees. The Company is vigorously contesting the Claim. While it is still very early in the proceedings the Company finds these claims baseless and without merit and is not in a position at this time to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss.

There are no other pending litigation matters.

Leases

The Company leases office space and office equipment under leases expiring at various dates through 2022. Total office and equipment lease expense was $604,157 for the year ended December 31, 2017.

In December 2011, the Company entered into a new office lease agreement. Rent expense under the new office lease has been recognized on a straight-line basis to account for rent concessions during the lease term, resulting in a deferred rent liability of $316,176 at December 31, 2017.

5. COMMITMENTS AND CONTINGENCIES *(continued)*

***Leases** (continued)*

Future minimum lease payments as of December 31, 2017 are as follows for:

Years Ending December 31:	
2018	$ 517,114
2019	529,070
2020	534,509
2021	471,755
2022	443,311
Total	$ 2,495,759

6. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

a. *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;
b. *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and
c. *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table summarizes the Company's assets required to be measured at fair value on a recurring basis at December 31, 2017:

Assets	Level 1	Level 2	Level 3	Total
Securities Owned				
US Government Treasuries	$ 1,988,399	$ -	$ -	$ 1,988,399
Corporate Bonds	2,282	-	-	2,282
Government Sponsored Enterprises	-	121,392	-	121,392
Total Investments	**$ 1,990,681**	**$ 121,392**	**$ -**	**$ 2,112,073**
Securities Sold Short				
Government Sponsored Enterprises	$ -	$ 20,366	$ -	$ 20,366
Total Investments	**$ -**	**$ 20,366**	**$ -**	**$ 20,366**

6. FAIR VALUE MEASUREMENTS *(continued)*

Valuation techniques

Corporate bonds

The fair value of corporate bonds is estimated using recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer or credit default swap spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references comparable issuers is used. Usually corporate bonds are categorized as Level 1 of the fair value hierarchy. When observable price quotations are not available, independent consensus pricing is obtained and presented as Level 2.

Government

Government Sponsored Securities are valued by independent pricing services using pricing models based on inputs that include issuer type, coupon, cash flows, mortgage prepayment projection tables and adjustable rate mortgage evaluations that incorporate index data, periodic and life caps, the next coupon reset date, and the convertibility of the bond. To the extent that these inputs are observable, the values of government sponsored enterprises are categorized as Level 2. To the extent that these inputs are unobservable, the values are categorized as Level 3. In the absence of an independent pricing service, consensus pricing is obtained and is presented as Level 2. At December 31, 2017, Government Sponsored Securities held by the Company are considered Level 2.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counterparty fail to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. At December 31, 2017, no counterparty individually accounted for greater than 44% of the Company's receivable from clearing firms balance.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK *(continued)*

The Company may sell a security it does not own in anticipation of a decline in the fair value of that security. When the Company sells the security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. The Company is also subject to the risk that it may be unable to reacquire a security to terminate a short position except at a price substantially in excess of the last quoted price.

8. RELATED PARTY TRANSACTIONS

At December 31, 2017, the Company was owed $179,307 from DMBL; $115,703 from AT&TS; $458,141 from DGH and $102,960 from DCM Advisors, LLC. The loans receivable are noninterest-bearing and due on demand.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2017, the Company had net capital, as defined, of $4,799,371, which exceeded the required minimum net capital of $434,947 by $4,364,424. Aggregate indebtedness at December 31, 2017 totaled $6,524,199. The Company's percentage of aggregate indebtedness to net capital was 135.94 %.

10. SUBSEQUENT EVENTS

Management has evaluated, for potential financial statement recognition and/or disclosure, events subsequent to the date of the statement of financial condition through February 28, 2018 which is the date that the financial statement was available to be issued.